Rose & Co. Capital Advisors, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-69298

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Rose & Co. Capital Advisors LLC

TYPE OF REGISTRANT (check all applicable boxes):

- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

61 5th Avenue, Suite 308
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven C Bender	646.290.7248	sbender@modernrs.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Alvarez & Associates, Inc.
(Name – if individual, state last, first, and middle name)

9221 Corbin Avenue	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

October 16, 2018	6517
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Brinberg, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Rose & Co. Capital Advisors LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: President

Notary Public

JACK M ROBBINS
Notary Public, State of New York
Reg. No. 01RO6415211
Qualified in New York County
Commission Expires 03/08/2025

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members of Rose & Co. Capital Advisors, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Rose & Co. Capital Advisors, LLC (the "Company") as of December 31, 2021, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2021.
Northridge, California
February 27, 2022

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

ROSE & CO. CAPITAL ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS		
Cash	$	60,899
Prepaid expenses and other assets		1,785
TOTAL ASSETS	$	62,684
LIABILITIES AND MEMBERS' EQUITY		
Due to affiliate	$	18,374
Accounts payable		3,000
Total Liabilities		21,374
Members' Equity		41,310
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	62,684

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

ROSE & CO. CAPITAL ADVISORS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021

Revenues		
		$ -
Total Revenues		-
Expenses		
	Occupancy	14,400
	Technology and data	3,245
	Professional fees	39,980
	Financial and accounting fees	9,715
	Regulatory and exchange fees	3,177
	Other expenses	443
Total Expenses		70,960
	Net (loss)	$ (70,960)

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

ROSE & CO. CAPITAL ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

	Members' Equity
Balance - January 1, 2021	$ 62,270
Members' Contributions	50,000
Net Loss	(70,960)
Balance - December 31, 2021	$ 41,310

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

ROSE & CO. CAPITAL ADVISORS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(70,960)
Adjustments to reconcile net loss to cash used:		
Decrease in prepaid expenses		(833)
Decrease in accounts payable		11,983
Net cash used by operating activities		(59,810)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net cash used by investing activities		
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net cash provided by financing activities		0
NET DECREASE IN CASH AND CASH EQUIVALENTS		(59,810)
CASH:		
Cash - January 1, 2021		120,709
Cash - December 31, 2021	$	60,899
SUPPLEMENTAL CASH FLOWS DISCLOSURES:		
Income taxes paid		0
Interest paid		0

Noncash investing and financing activities:
$50,000 non-cash capital contributons was forgiveness of intercompany payable by affiliate owned by members

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS:

Rose & Co. Capital Advisors, LLC (the "Company"), a Delaware limited liability company located in New York, New York, is registered as a securities broker/dealer under the Securities Exchange Act of 1934 and is registered with the Financial Industry Regulatory Authority. The Company is primarily engaged in providing independent investment banking advisory services to a myriad of clients and industries. The Company's core advisory practice includes mergers and acquisitions, financial restructuring, underwriting or selling securities (other than mutual funds) on a best efforts or firm commitment basis, and in private placement of securities as a selling group member.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in a checking account held at financial institutions.

Revenue Recognition

Revenue is recognized at the completion of a project with the closing of the deal. Retainer revenue is recognized upon billing of the client. The Company accounts for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. No cumulative adjustment to member's equity was required, as no material arrangements prior to the adoption were impacted by the new pronouncement. The Company typically enters into contracts with clients calling for periodic retainer fees to be paid during the term of the arrangement, and a success fee to be paid out once the merger or acquisition is successfully completed. This success fee is typically based upon a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. Accordingly, the Company recognizes retainer fees in the period earned, with separate revenue recognition once each transaction is finalized.

The Company's investment banking income is comprised of private placement fees, which are earned only when capital is raised and closings are effected, in accordance with the terms of the contracts with clients.

The Company earns investment banking fees for achieving various fundraising objectives. Revenue for investment banking is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized based upon a percentage of funds raised and/or a flat fee and may include a retainer, or partial payment, to commence services. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

Fixed assets are state at cost net of depreciation. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized and depreciated using the straight-line method. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. As of December 31, 2021, the Company's fixed assets were fully depreciated.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Income Taxes

The Company is a single member limited liability company which is treated as a disregarded entity for federal and state income tax purposes. As such, the taxable income or loss of the Company is reported on the tax returns of the sole member. Accordingly, these financial statements do not contain a provision for federal or state income taxes.

Uncertain Tax Positions

The Company has adopted the provisions of Financial Accounting Standards Board (FASB) Topic 740, *Accounting for Uncertainty in Income Taxes ("Uncertain Tax Position").* This accounting guidance prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Uncertain Tax Position, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The Company has evaluated its tax position as of December 31, 2021, and does not expect any material adjustments to be made.

NOTE 3 – LEASE ACCOUNTING:

In connection with ASC Topic 842 ("ASC Topic 842"), which took effect as of the first day of the fiscal year after December 31, 2018, management has evaluated the financial impact the standards had on the Company's financial statements using a modified retrospective transition approach. As of December 31, 2021, the Company does not maintain any leases in excess of a one year term. As such, the Company does not have an obligation to record a right to use asset or an offsetting lease obligation. There will be no impact to the Company's net capital.

NOTE 4 – NET CAPITAL REQUIREMENTS:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, or 8 to 1 in the first year of operations. At December 31, 2021, the Company had net capital of $48,240 which was $43,240 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .54 to 1.

NOTE 5 – CONCENTRATIONS OF CREDIT RISK:

Cash

The Company maintains principally all cash balances in one financial institution which, at times may exceed the amount insured by the Federal Deposit insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. As of December 31, 2021, the amount in excess of insured limits of $250,000 was $0.

NOTE 6 – RELATED PARTY TRANSACTIONS:

The Company and an affiliate share personnel, administrative expenses, and office space. The Company has no employees of its own but will contract with an affiliate under a consulting agreement to provide the resources for specific project needs. The Company has entered into a short-term sublease with an affiliate. For the period ended December 31, 2021, these expenses amounted to $14,400. At December 31, 2021 the Company had an intercompany payable to the affiliate of $18,374.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

NOTE 7 – INDEMNIFICATIONS:

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 8 – SUBSEQUENT EVENTS:

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date of the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 9 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

The Financial Accounting Standards Board (the "FASB") has established the The Financial Accounting Standards Board ("the FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepting account principles ("GAAP") recognized by the FASB. The principles embodies in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the period ending December 31, 2021, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statement for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncements have either limited or no application to the Company and in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 10 – RECLASSIFICATIONS:

Certain prior year amounts have been reclassified to conform with the current year's presentation. These changes had no impact on previously reported results or total equity, unless stated otherwise.

ROSE & CO. CAPITAL ADVISORS, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2021

NET CAPITAL:		
Members' equity		$ 41,310
Less non-allowable assets and deductions:		
Prepaid expenses and other non-allowables	$ 1,785	
		1,785
Net capital before haircuts on securities positions		39,525
Less: Haircuts and exempted securities		0
NET CAPITAL		$ 39,525
AGGREGATE INDEBTEDNESS		$ 21,374
MINIMUM NET CAPITAL REQUIRED (6 2/3% of aggregate indebtedness)		$ 1,425
MINIMUM NET CAPITAL DOLLAR REQUIREMENT		$ 5,000
MINIMUM NET CAPITAL REQUIRED		$ 5,000
EXCESS NET CAPITAL ($39,525 - $5,000)		$ 34,525
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$ 21,374 / $ 39,525	54.08%

There was a difference of ($8,980) between the net capital calculated here and the net capital calculated on the Company's unaudited Form x17a-5 as of December 31, 2021

See Report of Independent Registered Public Accounting Firm

ROSE & CO. CAPITAL ADVISORS, LLC
SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL
UNDER RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2021

NET CAPITAL, as reported in Company's Part II-A Focus Report (Unaudited)		$ 48,240
Increases:		
Decrease in non allowable assets	0	
Increase in allowable assets	0	
Decrease in expenses	265	265
Decreases:		
Increase in liabilities	0	
Increase in expenses	(8,980)	(8,980)
NET CAPITAL per audit		$ 39,525

See Report of Independent Registered Public Accounting Firm

ROSE & CO. CAPITAL ADVISORS, LLC
SCHEDULE III
INFORMATION RELATING TO RESERVE REQUIREMENT FOR BROKER/DEALERS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15C3-3
DECEMBER 31, 2021

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. 240.15c3-3, but is relying on footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because the Company limits its business activities exclusively to private placement of securities (including affiliate management investment companies) as an agent on a Best-Efforts basis only and the Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; (2) did not carry not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent year without exception.

See Report of Independent Registered Public Accounting Firm

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members of Rose & Co. Capital Advisors, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Rose & Co. Capital Advisors, LLC does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) Rose & Co. Capital Advisors, LLC's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm") did not subject it to the customer protection rules and that the Company did not identify any exceptions to this assertion throughout the year ended December 31, 2021. Rose & Co. Capital Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Rose & Co. Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in the Non-Covered Firm provision.

Alvarez & Associates, Inc.

Northridge, California
February 27, 2022

ROSE & CO. CAPITAL ADVISORS LLC
DECEMBER 31, 2021

Rose & Co. Capital Advisors LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements of securities (including affiliate management investment companies) as an Agent on a Best Efforts basis only and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and
(3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

____

Rose & Co. Capital Advisors LLC

I, Robert Brinberg, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

DocuSigned by:

By: Robert Brinberg
369C5168570E418